**SKANSKA**

**Skanska AB**

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



SUPPL

April 8, 2010

Our contact
Marianne Bergström





10015535

**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Releases published April 6 and 7, 2010.

Best regards,

Skanska AB

Marianne Bergström

| Published | Item | Document name | Required by |
|---|---|---|---|
| April 6, 2010 | Press Release | Skanska to construct hospital in Virginia for USD 47.6 M, approximately SEK 340 M | law and by the listing agreement with Stockholm Stock Exchange |
| April 7, 2010 | Press Release | Skanska to extend shopping center in Sweden for SEK 330 M | law and by the listing agreement with Stockholm Stock Exchange |
| April 7, 2010 | Press Release | Skanska secures two construction contracts in the U.S. for a total of USD 160 M, approximately SEK 1.1 billion | law and by the listing agreement with Stockholm Stock Exchange |

dlw 4/19

File Number 82-34932

**SKANSKA**

# Press Release



April 6, 2010
08:30 am CET

## Skanska to construct hospital in Virginia for USD 47.6 M, approximately SEK 340 M

Skanska has been awarded the assignment to build the Smyth County Community Hospital in Marion, Virginia, in the U.S. The contract totals USD 47.6 M, corresponding to about SEK 340 M, which will be included in order bookings for the first quarter. The client is Mountain States Health Alliance.

The contract pertains to a large, three-story building comprising approximately 16,000 square meters, which will house offices as well as medical wards, with 44 beds, and departments for emergency care and surgery, in addition to facilities for a number of specialists.

Skanska is responsible for Design/Build and Construction Management of the project.

The building will be designed to facilitate environmental certification according to the international environmental classification system LEED (Leadership in Energy and Environmental Design). The planning will be implemented using the Building Information Model, BIM.

Site work will commence in July and is scheduled for completion in December 2011.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

---

**For further information please contact:**

Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.*

*Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.*

File Number 82-34932

SKANSKA

# Press Release

April 7, 2010
08:30 am CET



## Skanska to extend shopping center in Sweden for SEK 330 M

Skanska has secured the assignment to extend Väla Centrum shopping center, outside Helsingborg, Sweden. The contract amounts to SEK 330 M, which will be included in order bookings for the first quarter of 2010. The customer is the Swedish real estate company Diligentia which owns and operates the facility.

The project comprises a 36,000-square meter renovation and extension (13,000 and 23,000 square meters, respectively), resulting in a complete transformation of the shopping center facility. For example, the main entrance will be relocated.

Skanska will also assume responsibility for coordination of the installations and earthwork. Approximately SEK 35 M of the contract amount is attributable to Skanska Road Construction, which will be responsible for the road and earthwork related to the extension of parking areas and roads for the expanding center.

Work on the site will commence immediately and will be completed in mid-2012.

The shopping center will remain open during the construction period and extensive measures will be taken to ensure that the facility is safe for center visitors and employees, as well as for the construction workers who will carry out the renovation and improvement assignment.

Skanska is one of Sweden's largest construction companies, with operations in building and civil engineering construction as well as development of residential and commercial projects. In Sweden, the company has about 10,000 employees and revenue relating to construction operations amounted to about SEK 25 billion in 2009. The Residential Development unit sold about 1,000 new homes in 2009. Skanska is also active in the development of public-private partnership projects, PPP.

---

**For further information please contact:**
Johan Nilsson, District Manager, Skanska Sweden: +46 10-448 60 65
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.*

*Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.*

File Number 82-34932

SKANSKA

# Press Release



April 7, 2010
08:35 am CET

## Skanska secures two construction contracts in the U.S. for a total of USD 160 M, approx. SEK 1.1 billion

Skanska has secured two construction management assignments in the U.S. for a total of USD 160 M, corresponding to SEK 1,155 M, which will be included in order bookings for the first quarter.

One of the contracts pertains to the extension of a hospital in Florida for USD 95 M. The new hospital building will have space for 160 new beds and a number of specialist departments. Work on the site will commence in May and will be completed in December 2012.

The second contract is for a large industrial facility for one of Skanska's repeat customers. The project is located in Arizona and will be implemented by Skanska's Oregon office. This contract amounts to USD 65 M. This work will commence immediately and will be completed in 2011.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

---

**For further information please contact:**

Jessica Murray, Director, Communications, Skanska USA,
tel +1 404 946 7468
Jay Weisberger, Communications Manager, Skanska USA,
tel +1 206 494 5469
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

*This and previous releases can also be found at www.skanska.com*